Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2010
(Expressed in US Dollars)

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED) (Expressed in US Dollars)
(see Note 1 – Nature of Operations and Going Concern)

	September 30,	June 30,
	2010	2010
ASSETS
Current
Cash and cash equivalents	$12,535,403	$6,435,375
Restricted cash (Note 12)	8,902,809	-
Accounts receivable	3,932,911	2,479,746
Marketable securities	73,857	71,388
Inventory	286,737	161,881
Future Financing Costs	2,638	1,778,152
Prepaid expenses	251,468	206,200
	25,985,823	11,132,742

Restricted Cash (Note 12)	9,794,854	4,005,672
Property, Plant and Equipment (Note 4)	157,289,339	169,716,976
Intangible Assets	996,239	1,005,082
Interests in Geothermal Properties (Note 5)	1,391,098	1,413,309
	$195,457,353	$187,273,781

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,114,125	$3,243,124
Short-term portion of long-term liabilities (Note 6)	19,185,740	153,708,330
	21,299,865	156,951,454

Long-term Payables	439,095	486,913
Long-term Liabilities (Note 6)	138,318,974	-
Lease Obligations	30,257	32,108
Cash Settled Option (Note 7)	2,681,441	2,722,396
Asset Retirement Obligation	1,315,693	1,291,274
	164,085,325	161,484,145

SHAREHOLDERS' EQUITY
Share Capital (Note 8)	61,447,804	54,942,619
Warrants (Note 8)	3,504,787	-
Contributed Surplus	4,149,302	4,143,381
Accumulated Other Comprehensive Income	2,196,786	2,112,789
Deficit	(39,926,651)	(35,409,153)
	31,372,028	25,789,636
	$195,457,353	$187,273,781
Commitments (Note 12)
Contingent Liabilities (Note 15)
Subsequent Events (Note 16)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED INCOME STATEMENT
(UNAUDITED)
(Expressed in US Dollars)

	For the Three Months
	ended September 30,
	2010	2009

Revenue (Note 9)	$6,857,017	$-
Direct cost of energy production	(3,499,473)	-
Gross margin	3,357,544	-

General and administrative costs	(993,232)	(839,468)
Operating profit (loss)	2,364,312	(839,468)

Other income (expenses)
Change in fair value of cash settled option	40,955	(657,876)
Financing expenses	(1,520,548)	(283,499)
Foreign exchange loss	(14,277)	(71,363)
Interest expense (Note 10)	(5,394,881)	-
Interest income	6,941	16,619
	(6,881,810)	(996,119)

Net loss	$(4,517,498)	$(1,835,587)

Loss per share (Basic & diluted)	$(0.05)	$(0.02)
Weighted average number of common shares issued and outstanding (Basic & diluted)	96,252,156	94,580,221

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED) (Expressed in US Dollars)

	For the Three Months
	ended September 30,
	2010	2009

Cash flows used in operating activities
Net Loss for the period	$(4,517,498)	$(1,835,587)
Items not requiring (providing) cash:
Amortization	8,851	3,378
Depreciation	1,783,960	15,947
Accretion of asset retirement obligation	24,419	18,384
Change in fair value of cash settled option	(40,955)	657,876
Non-cash interest	202,236	-
Stock-based compensation	8,519	42,171
Undrawn commitment fee	-	7,697
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	49,094	(212,956)
Increase in inventory	(124,855)	-
Increase in accounts payable	726,628	841,178
(Increase) decrease in prepaid expenses	(42,586)	397,212
	(1,922,187)	(64,700)

Cash flows used in investing activities
Acquisition of intangible assets	-	(280)
Acquisition and construction of property, plant and equipment	(2,030,177)	(16,474,889)
Geothermal property interests	(86,916)	(3,501,459)
Government grants received	36,444	-
(Increase) decrease in restricted cash	(14,691,991)	4,293,431
	(16,772,640)	(15,683,197)

Cash flows from financing activities
Net proceeds from private placements	9,476,220	-
Proceeds from options exercised	8,707	14,353
Repayments of lease obligation	(2,382)	-
Future Financing Costs	(143,538)	-
Repayments of long term payables	(69,243)	-
Repayments of John Hancock loan	(217,272)	-
Repayments of TCW loan	(78,224,221)	-
Loan advances	93,867,105	15,254,926
	24,695,376	15,269,279

Effect of exchange rate changes on cash and cash equivalents	99,479	167,245

Increase (decrease) in cash and cash equivalents	6,100,028	(311,373)

Cash and cash equivalents, beginning of period	6,435,375	2,390,428
Cash and cash equivalents, end of period	$12,535,403	$2,079,055
Additional Cash Flow Information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)
(Expressed in US Dollars)

	For the Three Months
	ended September 30,
	2010	2009

Net loss for the period	$(4,517,498)	$(1,835,587)

Other comprehensive income
Foreign translation gain	81,528	166,631
Fair value adjustment on marketable securities	2,469	26,092

Comprehensive loss	$(4,433,501)	$(1,642,864)

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Three Months ended September 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

					Other Comprehensive Income (Loss)
					Currency	Revaluation of		Total
				Contributed	Translation	Marketable		Shareholders'
	Shares	Share Capital	Warrants	Surplus	Differences	Securities	Deficit	Equity

Opening Balance June 30, 2009	94,547,504	$53,857,748	$-	$4,250,432	$1,923,134	$(60,832)	$(17,427,702)	$42,542,780

Issued for cash
Stock options exercised	714,000	455,335	-	-	-	-	-	455,335
Agent options exercised	315,000	297,985	-	-	-	-	-	297,985
Stock options exercised - option valuation	-	224,813	-	(224,813)	-	-	-	-
Agent's options exercised - option valuation	-	106,738	-	(106,738)	-	-	-	-
Stock options granted	-	-	-	224,500	-	-	-	224,500
Currency translation difference	-	-	-	-	189,655	-	-	189,655
Decrease in marketable securities	-	-	-	-	-	(14,597)	-	(14,597)
Impairment of marketable securities	-	-	-	-	-	75,429	-	75,429
Net loss for the period	-	-	-	-	-	-	(17,981,451)	(17,981,451)

Balance as of June 30, 2010	95,576,504	54,942,619	-	4,143,381	2,112,789	-	(35,409,153)	25,789,636

Issued for cash
Stock options exercised	20,000	8,707	-	-	-	-	-	8,707
Private placement	20,700,000	6,493,879	2,985,199	-	-	-	-	9,479,078
Stock options exercised - option valuation	-	2,599	-	(2,599)	-	-	-	-
Warrants granted to TCW	-	-	519,588	-	-	-	-	519,588
Stock options granted	-	-	-	8,520	-	-	-	8,520
Currency translation difference	-	-	-	-	81,528	-	-	81,528
Increase in marketable securities	-	-	-	-	-	2,469	-	2,469
Net loss for the period	-	-	-	-	-	-	(4,517,498)	(4,517,498)
Closing Balance, September 30, 2010	116,296,504	$61,447,804	$3,504,787	$4,149,302	$2,194,317	$2,469	$(39,926,651)	$31,372,028

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company” or “Nevada Geothermal”) was incorporated on April 13, 1995 under the laws of British Columbia and became a revenue generating company during the second fiscal 2010 quarter, the fourth calendar quarter of 2009. The Company was in the development stage until that point. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is a generator of geothermal electrical power and a developer of geothermal projects. Nevada Geothermal’s principal operation is the Faulkner I power plant located in northern Nevada (“Blue Mountain”). Revenue is generated by the Company from selling electrical power to NV Energy (“NVE”) under a 20-year Power Purchase Agreement (“PPA”). The Company is also continuing its exploration, evaluation and further development of other geothermal property interests at Pumpernickel Valley, Black Warrior and Edna Mountain in Nevada, as well as Crump Geyser in Oregon.

On September 3, 2010, the Company closed a $98.5 million financing with John Hancock Life Insurance Company (“John Hancock”) at an interest rate of 4.14%. The proceeds from the loan will be used to fund future drilling at the Company’s Blue Mountain project, and were used to fund reserve accounts and, combined with earnings during the quarter, to pay the Trust Company of the West (“TCW”) loan down to approximately $85.8 million. At the same time, the Company and TCW entered into a Consent and Waiver agreement, rectifying earlier non-compliance with loan terms in return for 4.5 million warrants, exercisable for 5 years, to purchase the Company’s shares at a price of CAD 1.50.

The Company has successfully declared commercial operation at its Blue Mountain power plant facility and has reduced its cost of capital, however, the Company has no track record of operating profitably, and the Company’s subsidiary, NGP Blue Mountain I LLC (NGP I) must increase power production and reduce the TCW loan balance further to continue to meet loan covenants, such as a covenanted interest coverage ratio. Accordingly, the Company must raise additional funds to repay the TCW loan and increase power production under its PPA with NVE. No cash from the Blue Mountain project is available to the Company until the TCW loan balance is paid down to a target level, beginning at $70 million, and loan covenants are met. As a result, the Company’s ability to continue as a going concern is dependent on its available cash and its ability to continue to raise funds to support corporate operations and the development of other properties. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in US dollars. The interim consolidated financial statements have been prepared following the same accounting policies as the consolidated financial statements for the year ended June 30, 2010, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended June 30, 2010.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Changes in Accounting Policies

The Company made the following changes to its accounting policies during the three months ended September 30, 2010:

a)	CICA handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements and section 1602, Non-controlling interests

The abovementioned sections were released in January 2009 and adopted by the Company during the current reporting period. The adoption of the new standards results in a number of changes to the treatment of acquisitions, notably the measurement of non-controlling interests at fair value by the parent group, the requirement to expense acquisition costs, and the accounting for contingent consideration as a financial liability, measured at fair value. The effect of the new standard on the Company will depend on the circumstances of future business combinations, if any.

b)	CICA handbook section 3855, Financial Instruments

In June 2009, the CICA amended Section 3855, Financial Instruments - Recognition and Measurement, to clarify the application of the effective interest method after a debt instrument has been impaired. This Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment was adopted during the period under review, but did not affect the Company’s financial statements.

c)	EIC 175, Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; requires, in situations where a vendor does not have vendor-specific objective evidence or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; eliminates the use of the residual method and requires an entity to allocate revenue using the relative selling price method; and requires expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The adoption of EIC 175 did not affect the Company’s financial statements for the period ended September 30, 2010.

3.	FUTURE ACCOUNTING CHANGES

a)	International Financial Reporting Standards

The Company will be adopting International Financial Reporting Standards (“IFRS”) for financial years beginning on or after January 1, 2011, with its first annual report under IFRS for the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

		Office
		Furniture and	Field		Leasehold				Construction
	Computers	Equipment	Equipment	Vehicles	Improvements	Land	Plant	Wellfield	in progress	Spare parts	Total
Cost
Balance as at June 30, 2010	$109,632	$78,467	$73,008	$189,403	$12,200	$371,988	$96,413,693	$70,172,812	$7,221,212	$159,067	$174,801,482
Additions	534	14,661	27,415	-	-	-	230,933	547,213	641,390	-	1,462,146
Plant placed in service	-	-	-	-	-	-	-	7,500,965	(7,500,965)	-	-
Settlement	-	-	-	-	-	-	(1,789,908)	-	-	-	(1,789,908)
Government loan guarantee	-	-	-	-	-	-	(5,773,490)	(4,545,527)	-	-	(10,319,017)
Foreign exchange movement	3,078	1,658	-	-		-	-	-	-	-	4,736
Balance as at September 30, 2010	$113,244	$94,786	$100,423	$189,403	$12,200	$371,988	$89,081,228	$73,675,463	$361,637	$159,067	$164,159,439

Accumulated depreciation
Balance as at June 30, 2010	$68,993	$34,766	$44,193	$54,622	$406	$-	$2,359,721	$2,521,805	$-	$-	$5,084,506
Depreciation for the period	3,141	2,585	2,161	6,739	769	-	844,002	924,563	-	-	1,783,960
Foreign exchange movement	2,091	904	-	-	-	-	-	(1,362)	-	-	1,634
Balance as at September 30, 2010	$74,225	$38,255	$46,354	$61,361	$1,175	$-	$3,203,723	$3,445,006	$-	$-	$6,870,100

Carrying amounts
At June 30, 2010	$40,639	$43,701	$28,815	$134,781	$11,794	$371,988	$94,053,972	$67,651,007	$7,221,212	$159,067	$169,716,976
Balance as at September 30, 2010	$39,019	$56,531	$54,069	$128,042	$11,025	$371,988	$85,877,505	$70,230,458	$361,637	$159,067	$157,289,339

For the three month period ended September 30, 2010, property, plant and equipment depreciation of $1,761,820 (September 30, 2009 – nil) has been included in Direct cost of energy production.

Interest of $102,078 was capitalized to property, plant and equipment during the three month period ended September 30, 2010 (September 30, 2009 -$6,749,732) .

The amount receivable in respect to the settlement is included in Accounts Receivable on the balance sheet.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

5.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

	September 30,	June 30,
	2010	2010
Pumpernickel Valley Project - Nevada	328,350	315,595
Crump Geyser - Oregon	583,437	642,011
Black Warrior Peak Project - Nevada	439,808	426,215
Edna Mountain Project - Nevada	30,765	29,488
Blue Mountain Wind Project - Nevada	8,738	-
	$1,391,098	$1,413,309

6.	LONG-TERM LIABILITIES

	September 30,	June 30,
	2010	2010

Long-term liabilities - TCW Loan (a)	$74,928,436	$153,708,330
Long-term liabilities - John Hancock (b)	82,576,278	-
Short-term portion of loan-term liabilities	(19,185,740)	(153,708,330)
	$138,318,974	$-

a)	TCW Loan

On August 29, 2008, the Company closed a financing with TCW, a New York based investment management firm, for an amount of up to $180 million. On September 3, 2010, a repayment of $81,027,405 was made on the TCW loan. At the same time, the Company entered into a Consent and Waiver agreement with TCW, rectifying the non-compliance with loan terms, and issued 4.5 millions warrants to TCW (see Note 8c). The fair value of the warrants of $519,588 was included in transaction costs capitalized to the loan in the quarter. The Company and TCW also entered into an Amended and Restated Note Purchase Agreement in respect of the TCW loan. As at September 30, 2010, the Company was in compliance with the terms of the TCW loan.

As at September 30, 2010, the total amount due under the TCW loan was $85,789,815 (June 30, 2010 - $163,957,364). The effective interest rate of the instrument over its expected life is 18%. As at September 30, 2010, the fair value of the TCW loan is $120,803,563 (June 30, 2010 - $190,608,877). The fair value represents the discounted future cash flows of the TCW loan at the interest rate that would be available to the Company on the balance sheet date (5.94%).

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

6.	LONG-TERM LIABILITIES (Continued)

a)	TCW Loan (continued)

The principal terms of the TCW loan in terms of the amended and restated note purchase agreement are:

  14% interest per annum, payable quarterly, over a 15 year term maturing November 30, 2023;

  Accrued interest was added to the principal prior to commercial operation and thereafter 6% interest per annum may be deferred if enough cash is not available to fund the full interest payments;

  The principal is repaid from available cash flow – the lender has the right to receive cash interest plus 60% of available project cash, which increases to 100% while target loan balances are exceeded;

  Upon the earlier of repayment of the debt and maturity, the lender can exercise a cash settled option for a nominal exercise price and receive in cash an amount equal to 12.5% of the fair market value of the equity of NGP I (See Note 7);

  TCW released the NGP I security held in respect of the TCW loan upon closing of the John Hancock loan but has retained its lien on the equity interests in NGP Blue Mountain Holdco LLC which holds the equity interest in NGP I.

  A Yield Maintenance Amount (“YMA”), equal to the difference between the present value of the remaining scheduled payments discounted at a US Treasury rate and the amount of principal being repaid, is payable if optional prepayments are made.

  An Alternative Yield Maintenance Premium (“AYMP”) is payable as follows:

    10% on principal repayments from grant proceeds before September 2, 2011;

    15% on principal repayments from equity issuances, proceeds of asset dispositions, grant proceeds or tax equity proceeds before March 2, 2012; and

    In addition, if these repayments are made before the dates mentioned above and reduce the balance of the loan below $70m, the YMA becomes payable.

	September 30,	June 30,
	2010	2010
Opening balance	$153,708,330	$149,095,125

Loan proceeds	-	19,989,898
Loan repayments	(83,091,512)	(38,895,227)
Transaction costs	(723,985)	(61,558)
Net cash (repaid) borrowed during the period	(83,815,497)	(18,966,887)
Interest	4,923,962	23,264,074
Interest accretion	784,356	4,004,359
Adjustment: change in estimate of future cash flows	(672,715)	(3,688,341)
Balance, end of period	$74,928,436	$153,708,330

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

6.	LONG-TERM LIABILITIES (Continued)

a)	TCW Loan (continued)

	September 30,	June 30,
	2010	2010
Balance, end of period per financial statements	$74,928,437	$153,708,330
Add back:
Transaction costs	9,659,632	8,935,647
Fair value of cash settled option at inception	1,759,501	1,759,501
Interest accretion	(5,696,689)	(4,912,333)
Adjustment: change in estimate of future cash flows	5,138,934	4,466,219
Amount owing to TCW	$85,789,815	$163,957,364

b)	John Hancock Loan

On September 3, 2010, the Company’s subsidiary NGP I closed a financing with John Hancock for $98.5 million.

The principle terms of the John Hancock loan are:

  The U.S. Department of Energy (“DOE”) has guaranteed 80% of the principal and interest of the loan;

  The proceeds of the John Hancock loan were used for partial repayment of the TCW loan, funding of security requirements under the PPA, funding of reserve accounts, and certain transaction costs;

  A maturity date of December 31, 2029;

  An interest rate of 4.14%;

  Payments are to be made quarterly, consisting of a blend of principal and interest;

  The John Hancock loan is a senior secured obligation of NGP I;

  John Hancock has first priority security interest in NGP Blue Mountain Holdco LLC’s equity interest in NGP I and all NGP I assets; and

  Additional repayments in whole or in part, are subject to a Make Whole Amount. The Make Whole Amount is calculated as the excess of the discounted value of the remaining scheduled payments over the principal being repaid. The discounted value is calculated using the reinvestment yield, which is calculated as 0.5% over the yield to maturity of the US treasury securities with a maturity equal to the remaining average life of the principal being repaid.

Interest rate benefit of government guarantee:

The present value of the benefit attributed to the interest rate reduction obtained as a result of the DOE loan guarantee has been recognized as government assistance, and applied to property, plant and equipment.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

6.	LONG-TERM LIABILITIES (Continued)

b)	John Hancock Loan (continued)

As at September 30, 2010, the total amount due under the John Hancock loan was $98,282,728 (June 30, 2010 - $nil). The effective interest rate of the instrument over its expected life is 6.91%. As at September 30, 2010, the fair value of the John Hancock loan is $88,431,352. The fair value represents the discounted future cash flows of the JH loan at the interest rate that would be available to the Company on the balance sheet date (5.94%).

NGP I’s assets are not available to satisfy the obligations and debts of other group companies.

	September 30,	June 30,
	2010	2010

Loan proceeds	$98,500,000	$-
Loan repayments	(523,115)	-
Transaction costs	(5,520,844)	-
Net cash borrowed during the period	92,456,041	-
Interest rate benefit of government guarantee	(10,319,017)	-
Interest	305,843	-
Interest accretion	133,411	-
Balance, end of period	$82,576,278	$-

	September 30,	June 30,
	2010	2010
Balance, end of period per financial statements	$82,576,278	$-
Add back:
Transaction costs	5,520,844	-
Interest rate benefit of government guarantee	10,319,017	-
Interest accretion	(133,411)	-
Amount owing to John Hancock	$98,282,728	$-

7.	CASH SETTLED OPTION

	September 30,	June 30,
	2010	2010

Opening balance	$2,722,396	$1,820,844
Change in fair value recorded in income	(40,955)	901,552
Balance, end of period	$2,681,441	$2,722,396

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

8.	SHARE CAPITAL

a)	Authorized

Unlimited voting common shares – no par value.
25,000,000 first preferred shares – no par value (none issued).
25,000,000 second preferred shares – no par value (none issued).

Issued

See Consolidated Statement of Changes in Shareholders’ Equity.

b)	Stock Options

During the three month period ended September 30, 2010, the Company received $8,707 (2009 - $14,353) from the exercise of 20,000 (2009 – 35,000) stock options.

A summary of the changes in stock options for the three months ended September 30, 2010 is below:

		Weighted
		Average
	Number	Exercise
	of	Price
	Options	CAD

Balance, June 30, 2009	9,296,000	$0.76

Granted	480,000	1.00
Exercised	(714,000)	(0.67)
Expired	(560,750)	(1.09)
Forfeited	(9,750)	(0.57)

Balance, June 30, 2010	8,491,500	$0.77

Exercised	(20,000)	(0.45)
Forfeited	(160,000)	(0.96)
Balance, September 30, 2010	8,311,500	$0.76

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

8.	SHARE CAPITAL (Continued)

b)	Stock Options (continued)

As at September 30, 2010, the following stock options were outstanding:

Exercise		Remaining
Price	Outstanding	Contractual	Number
CAD	Options	Life (Yrs)	Exercisable

$0.45 - $0.64	1,498,500	3.5	1,462,250
$0.65 - $0.84	3,665,000	1.6	3,640,000
$0.85 - $1.04	2,493,000	1.6	2,493,000
$1.05 - $1.24	655,000	2.9	655,000
	8,311,500	2.0	8,250,250

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options is 10% of the issued and outstanding common shares at any point in time. During the three months ended September 30, 2010, the Company recorded $8,520 (2009 - $42,171) in stock-based compensation for options granted and/or vested.

Employee options vest over an 18-month period. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30,	September 30,
	2010*	2009

Risk free interest rate	-	1.33%
Expected life	-	3 years
Expected volatility	-	70%
Expected dividend yield	-	-%
Weighted average fair value of options granted	-	$0.32

*No options were granted in the period.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

8.	SHARE CAPITAL (Continued)

c)	Warrants

A summary of the changes in warrants for the three months ended September 30, 2010 is below:

	TCW Warrants		Share Purchase Warrants		Finders' Warrants

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of	Price	of	Price	of	Price
	Warrants	CAD	Warrants	CAD	Warrants	CAD

Balance, June 30, 2010	-	$-	-	$-	-	$-

Issued	4,500,000	1.50	20,700,000	0.70	1,000,000	0.50

Balance, September 30, 2010	4,500,000	$1.50	20,700,000	$0.70	1,000,000	$0.50

i.	TCW Warrants

On September 3, 2010, concurrent with the closing of the John Hancock loan, the Company issued TCW 4.5 million warrants exercisable at a price of CAD 1.50 for a period of five years. If the Company’s share price closes at CAD 2.00 or greater for a period of 20 consecutive trading days, the Company shall give written notice to TCW that if the warrants are not exercised within 30 days of the notice, the warrants shall expire.

The TCW warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.30%, dividend yield of 0%, volatility of 68% and an expected life of 4.6 years. The fair value of the warrants issued to TCW was CAD 0.12 per warrant.

ii.	Share Purchase Warrants

On September 24, 2010, the Company closed a non-brokered private placement for 20,700,000 units at a price of CAD 0.50 per unit, to raise gross proceeds of CAD 10,350,000. Each unit consists of one common share and one three year transferable share purchase warrant, with one warrant entitling the holder to purchase one additional common share of the Company at a price of CAD 0.70 per warrant share. In the event that the closing price of the Company’s common shares on the TSX Venture Exchange is CAD 1.00 or greater per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the warrants, and in such case, the warrants must be exercised within 30 days.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

8.	SHARE CAPITAL (Continued)

c)	Warrants (continued)

The warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.21%, dividend yield of 0%, volatility of 73% and an expected life of 2.1 years. The proceeds of the private placement were allocated between share capital and warrants outstanding, based on a fair value of the warrants issued of CAD 0.25.

iii.	Finders’ Warrants

On September 24, 2010, the Company issued one million finders’ warrants as partial compensation for money raised in the non-brokered private placement. The finders’ warrants entitle the holder to acquire a unit (consisting of one common share and one warrant, exercisable at CAD 0.70 per warrant share) for a period of up to 36 months at an exercise price of CAD 0.50 per unit.

The finders’ warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.21%, dividend yield of 0%, volatility of 73% and an expected life of 2.1 years. Fair value of the finders’ warrants issued was CAD 0.60 per warrant.

The value of the warrants was determined using a Monte Carlo simulation model rather than the Black-Scholes model due to the accelerated exercise of warrants based on price.

As at September 30, 2010, the following warrants were outstanding:

	Exercise		Remaining
	Price	Outstanding	Contractual
	CAD	Warrants	Life (Yrs)

TCW warrants	1.50	4,500,000	4.9
Share purchase warrants	0.70	20,700,000	3.0
Finders' warrants	0.50	1,000,000	3.0

9.	REVENUE

Revenue for the three month period ended September 30, 2010, included a $1-million settlement received in respect of the plant outage in the Company’s third fiscal quarter of 2010.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

10.	INTEREST EXPENSE

For the three month period ended September 30, 2010, the Company recorded $5,394,881 of interest expense (September 30, 2009 – nil). Details are as follows:

	September 30,
	2010	2009
Accretion on long-term payables	$21,451	$-
Lease obligations	652	-
Long-term liabilities - cash interest	5,131,330	-
Long-term liabilities - accretion	892,418	-
Long-term liabilities - change in estimates	(650,970)	-
Total interest expense	$5,394,881	$-

11.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

As at September 30, 2010, a total of $25,065 (2009 - $110,611) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

During the three months ended September 30, 2010 and 2009, the following were paid to or accrued for directors, officers, former officers and companies controlled by directors of the Company:

	September 30,
	2010	2009

Directors' fees	$18,675	$17,315
Consulting, including financing success fee	549,788	62,008

Consulting costs for 2010 primarily resulted from success fees paid to a director of the Company in connection with successfully arranging the Company’s John Hancock loan.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

12.	COMMITMENTS

a)	The Company has entered into operating leases for premises, vehicles and geothermal resources. The minimum annual commitments (including work commitments) are as follows:

		September 30,	June 30,
		2010	2010
Financial years	2011	$583,365	$512,747
	2012	534,410	526,292
	2013	528,165	538,278
	2014	524,573	525,506
	2015	214,501	214,501
	2016 and thereafter	2,418,951	2,418,951
		$4,803,966	$4,736,275

b)

Under the terms of the power purchase agreement (“PPA”) with NVE, the Company is liable for the cost of alternative power and renewable energy credits in certain circumstances, particularly if the minimum power under the PPA is not available. Under terms of the PPA, the Company has cash collateralized $3,805,672 in letters of credit in favour of NVE, with the Bank of the West.

c)	Restricted Cash Short-term

Beneficiary	Issuing Bank	September 30,	June 30,
		2010	2010
John Hancock	Wilmington Trust	$8,902,809	$-

d)	Restricted Cash Long-term

Beneficiary	Issuing Bank	September 30,	June 30,
		2010	2010
John Hancock	Wilmington Trust	$5,789,182	$-
Oregon Dept. of Minerals – Reclamation	Bank of the West	150,000	150,000
Nevada Division of Minerals - Reclamation	Bank of the West	50,000	50,000
NV Energy – PPA	Bank of the West	3,805,672	3,805,672
		$9,794,854	$4,005,672

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

13.	ADDITIONAL CASH FLOW INFORMATION

The changes in these balances have been excluded from cash flows used in investing activities.

		As at September 30,
a)	Cash and cash equivalents is comprised of	2010	2009
	Cash	$12,535,403	$1,290,682
	Short-term deposits	-	788,373
		$12,535,403	$2,079,055

		For the Three Months ended
		September 30,
b)	Interest	2010	2009
	Interest Received	$6,941	$16,619
	Interest Paid	5,292,488	-

		As at September 30,
c)	Supplementary Non-Cash Investing Information	2010	2009
	Amount of accounts payable for future financing costs and transaction costs	$70,402	$157,199
	Amount of accounts payable for geothermal property interests	36,734	406,983
	Amount of accounts payable for property, plant and equipment	181,816	6,748,687
	Amount of deferred construction amounts payable	-	8,949,408
	Amount of future income tax included in construction in progress	-	2,016,979
	Amount of accounts receivable for government assistance	89,031	-

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

14.	SEGMENTAL ANALYSIS

		September 30, 2010

	Blue Mountain -	Development	Corporate and
	Faulkner I	phase	reconciling
	Power Plant	projects	items	Total

Property, plant and equipment	$155,569,480	$158,137	$1,561,722	$157,289,339

Segment assets	181,001,845	1,992,812	12,462,696	195,457,353

Segment liabilities	163,069,711	204,505	811,109	164,085,325

		September 30, 2010

Revenue	$6,857,017	$-	$-	$6,857,017

Amortization	8,640	131	80	8,851

Depreciation	1,754,095	7,633	22,232	1,783,960

Interest expense	5,394,229	652	-	5,394,881

Net Loss	3,957,130	83,546	476,822	4,517,498

Interest deferred and non-cash interest	200,022	652	-	200,674

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

14.	SEGMENTAL ANALYSIS (Continued)

		June 30, 2010

	Blue Mountain -	Development	Corporate and
	Faulkner I	phase	reconciling
	Power Plant	projects	items	Total

Property, plant and equipment	$168,012,969	$131,299	$1,572,708	$169,716,976

Segment assets	181,850,600	1,920,867	3,502,314	187,273,781

Segment liabilities	160,685,006	148,630	650,509	161,484,145

		September 30, 2009

Revenue	$-	$-	$-	$-

Amortization	-	2,349	1,029	3,378

Depreciation	4,661	7,104	4,182	15,947

Net Loss	1,232,717	19,306	583,564	1,835,587

All of the Company’s geothermal properties are located in the U.S.; the Company’s head office is located in Canada.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)
(Expressed in US Dollars)

15.	CONTINGENT LIABLITIES

On September 13, 2010, NVE challenged the Company’s force majeure claim relating to the January electrical failure. The Company does not believe it has any liability since it believes the challenge is without merit. The amount of any potential liability will depend on the number of Portfolio Energy Credits (“PCs”) generated during the balance of the calendar year and the cost to NVE to replace the PCs.

16.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to September 30, 2010:

a)

On November 1, 2010, the Company announced it has entered into a letter agreement under which the Company and Ormat Nevada Inc. (“Ormat”) will jointly develop the Crump Geyser project on a 50:50 basis under a jointly formed limited liability company, Crump Geothermal Company LLC (“CGC”). Under the agreement, the Company will contribute its title and interest in the Crump Geyser project geothermal leases, technical and engineering data existing permits and the benefit from the DOE cost-share grant for exploration in relation to the Crump geyser area. Ormat will finance 100% of the initial development activities of CGC in the amount of $15 million and pay the Company $2.5 million in installments over a three-year period. After the initial development expenses financed by Ormat are expended, the parties will each be responsible for financing their 50% share of costs; however, the Company has the option to borrow under a bridge financing facility from Ormat for all or part of the Company's share of costs up to $15 million. Any bridge loans extended to the Company by Ormat will mature on the earlier of CGC obtaining third party non- recourse financing or upon achieving commercial operations, with an additional 90- day extension for any portion of bridge debt to be repaid from proceeds of a treasury cash grant. If either party to the agreement fails to make its pro rata payment of an approved budget, the non-contributing party will be subject to customary dilution of its equity interest. If the Company is diluted, it will have an option to reinstate its 50% ownership position up to the date of commercial operation of the power plant. In no event will the Company’s ownership interest be diluted below 20%. If the parties elect to construct an expansion project, each party shall be entitled to participate with a 50% interest and dilution provisions will also apply except that the Company will not enjoy dilution protection with respect to expansions.